EXHIBIT 17.1

January 19, 2017

Dear Gianni,

It is with regret that I tender my resignation from Duos Technologies Group board of directors, effective immediately. This resignation is not the result of any disagreement with the Company or any matter related to the company's operations, policies or practices.

Thank you for the opportunity to work with you and to serve on the board. I personally wish you and the Duos team the best of success going forward.